December 2, 2024

C. Shane Smith
President and Chief Executive Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

       Re: Smithfield Foods, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 18, 2024
           CIK No. 0000091388
Dear C. Shane Smith:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November
18,
2024
General

1. We note the graphics immediately following the prospectus cover page. Please revise to include the table of contents on the inside front cover as required by Item 502(a) of
       Regulation S-K or relocate your graphics to a less prominent position within your registration statement. Additionally address the following items:
           We note your disclosure of several measures including Adjusted EBITDA for the
           LTM Period Ended 9/29/24. However, you do not include prominent disclosure of the most comparable GAAP measure, Net Income. Please revise accordingly;
 December 2, 2024
Page 2

             Revise to provide the basis for leadership claims, clarifying whether these are supported by quantitative criteria such as market share by revenues or similar measures; and
             Remove or revise to discuss the $1.1 trillion global meat market, including the assumptions upon which this is based and clarifying what portion thereof is relevant to your products and markets, actual and intended. In this regard, we note disclosure on page 1 indicating that your 25 key packaged meats categories represent a total addressable market opportunity of $43 billion annually.
Consolidated Statements of Income, page F-4

2. We note from your response to our prior comment 23, that you believe your investments are "operationally integral" to your operations. In this regard, we note that the primary investments are biogas joint ventures, however this type of business does not appear to be similar to the primary operations of the company which
       is in the business of packaged meats and fresh pork. Please provide us additional information as to why you believe these equity method investments are appropriately included in operating income on your statement of operations. As part of your response, please include a materiality analysis related to the different equity method investments.
Interim Financial Statements for the Nine Months Ended September 30, 2024
Notes to the Financial Statements
Note 7. Employee Retention Tax Credits, page F-70

3. We note your disclosure that in 2020, you recognized a substantial amount of costs during the pandemic, including costs to compensate employees who were not able to work. We also note your disclosure that in the second quarter of 2024, you concluded the recognition threshold of this credit had been met and therefore, recognized $86 million and $1 million of employee retention credits in cost of sales and
       SG&A. Please explain to us why you are recognizing this credit in 2024 related to costs incurred in 2020. As part of your response, please explain to us more about how you are accounting for this amount, including whether you will receive cash for these amounts and why you believe crediting cost of sales is appropriate. Exhibits

4.     Please file the shareholders    agreement with WH Group as an exhibit to
your
       registration statement.
 December 2, 2024
Page 3

       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Colin Diamond